February 7, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Margaret Schwartz
Laura Crotty
Tracie Mariner
Al Pavot

Re:	Nava Health MD, LLC
Amendment No. 1 to Registration Statement on Form S-1
Filed January 30, 2023
File No. 333-268022

Dear Ms. Schwartz:

On behalf of Nava Health MD, LLC, a Delaware limited liability company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 1, 2023 (the “Comment Letter”), regarding the abovementioned Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-268022) filed by the Company on January 30, 2023 (the “Amendment”). In response to the comments set forth in the Comment Letter, the Company has updated the Amendment and is concurrently submitting the updated Amendment with this response letter. The updated Amendment also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are restated below in bold text, with each comment followed by the Company’s response. We have included page numbers to refer to the location in the Amendment, filed on the date hereof, where the revised language addressing a particular comment appears. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the Amendment.

Amendment No. 2 to Registration Statement on Form S-1, Filed January 30, 2023

Risk Factors, Page 11

1.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page [36] to include a separate risk factor addressing the potential for rapid and substantial price volatility.

Nava Health MD, LLC

February 7, 2023

Use of Proceeds, page 42

2.	We note in your free writing prospectus filed January 30, 2023, you state that one of your uses of proceeds for this offering is strategic acquisitions. Please revise the Registration Statement to reflect this or advise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that strategic acquisitions as a use of proceeds from the Offering was inappropriately included in the free writing prospectus filed January 30, 2023 and such reference has been removed.

If you have any questions or require additional information, please contact the Company’s counsel, Rachel M. Jones at (410) 528-4652 or at rmjones@venable.com or Eric R. Smith at (410) 528-2355 or at ersmith@venable.com, of Venable LLP.

Sincerely,

By:	/s/ Eric Smith

cc:	Bernaldo Dancel, Nava Health MD, LLC
Chien-Chien Jacques, Nava Health MD, LLC
Rachel Jones, Esq., Venable LLP